Zhang Wenyi Appointed SMIC’s Chairman, Executive Director, and Acting CEO

SHANGHAI  [2011-07-18]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced that Mr. Zhang Wenyi has been appointed as SMIC’s Chairman, Executive Director, and Acting CEO with effect from July 15th. The company will continue its search for a suitable candidate to fill the CEO position. SMIC’s shares will resume trading on the Hong Kong Stock Exchange on Monday, July 18th.

Mr. Zhang, 64, graduated from Tsinghua University’s Radio Engineering Department and has many years of experience in the semiconductor industry. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry. Mr. Zhang also served as Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., successfully transforming its business model into that of a foundry services company. He was also chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices during his tenure.

Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronics devices and components industry and was responsible for managing the Electronics Industrial Fund, which funds and supports emerging technologies and innovation within the industry.

“I am very honored to have been recently elected as SMIC’s chairman, though it comes with enormous responsibility and great challenges,” said Mr. Zhang. “I will work together with all members of the board, the operations team, and all employees to jointly strive for the company’s further development, enhance profitability, and create long-term value for investors. The board agrees that SMIC must maintain its independence and internationalized operations, implement professional and standardized management, and unite the interests of management, employees, and investors. On this foundation, we will achieve the company’s long-term development objectives.”

Mr. Zhang also said, “These past two years, under the leadership of Chairman Jiang Shangzhou and President and CEO Dr. David N. K. Wang, the company solidified its position in the industry, seized the opportunity to achieve annual profitability for the first time after the year of its IPO, and successfully entered into a new era of development. On July 13th 2011, Dr. Wang submitted his resignation to the Board of Directors, resigning from all of his duties at the company. Dr. Wang was appointed as SMIC’s President, CEO, and Executive Director on November 9th 2009. During his tenure, Dr. Wang launched a series of management initiatives with great success. During this time, under the direction of the Board of Directors, SMIC’s performance steadily improved, and a solid foundation was laid for SMIC’s future development. The Board of Directors expresses its sincere gratitude for the outstanding contributions that Dr. Wang has made to the development of the company.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Investor Contact
Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com